Proposed Holding Company for
Syndicated Stock Offering
NASDAQ: UBNK
November 2007
Filed by United Financial Bancorp, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: United Financial Bancorp,Inc.
Commission File No. 000-51369

2 2
•United Financial Bancorp, Inc. has filed a registration statement (including a prospectus)
with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents United Financial Bancorp, Inc. has filed with the SEC for more complete information about United Financial Bancorp, Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, United Financial Bancorp, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (413) 788-3333.
•United Financial Bancorp, Inc. has filed a proxy statement/ prospectus concerning the conversion with the SEC.  Shareholders of United Financial Bancorp, Inc. are urged to read the proxy statement/ prospectus because it contains important information.
Investors are able to obtain all documents filed with the SEC by United Financial Bancorp,
Inc. free of charge by visiting EDGAR on the SEC’s website at www.sec.gov.  In addition, documents filed with the SEC by United Financial Bancorp, Inc. are available free of charge from the Corporate Secretary of United Financial Bancorp, Inc. at 95 Elm Street,
West Springfield, Massachusetts 01089, telephone (413) 788-3333. The directors, executive officers, and certain other members of management and employees of United
Financial Bancorp, Inc. are participants in the solicitation of proxies in favor of the conversion from the shareholders of United Financial Bancorp, Inc.  Information about the directors and executive officers of United Financial Bancorp, Inc. is included in the proxy statement/ prospectus filed with the SEC.
•The shares of common stock of United Financial Bancorp, Inc. are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance
Corporation or any other government agency.

3 3
Disclaimer
This presentation is for informational purposes only and does not constitute an offer to sell shares of common stock of United Financial Bancorp, Inc. (UBNK). Please refer to the prospectus dated October 12, 2007.
Certain comments made in the course of this presentation by UBNK are forward-looking in nature.  These include all statements about UBNK’s operating results or financial position for periods ending or on dates occurring after June 30, 2007 and usually use words such as
“expect”, “anticipate”, “believe”, and similar expressions. These comments represent management’s current beliefs, based upon information available to it at the time the statements are made with regard to the matters addressed.
All forward looking statements are subject to risks and uncertainties that could cause UBNK’s actual results or financial condition to differ materially from those expressed in or implied by such statements.  Factors of particular importance to UBNK include, but are not limited to: (1)
changes in general economic conditions, including interest rates; (2) competition among providers of financial services; (3) changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments; (4) adverse changes in the securities markets; and (5) our ability to enter new markets successfully and capitalize on growth opportunities.  Please refer to the Prospectus for additional factors.  UBNK does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

4 4
A History of Growth
1968
West Springfield
merges with
Springfield to form
United Co-operative
Bank.  Four
branches and $41
million in assets.
1897
West Springfield Co-operative Savings Fund and
Loan Association incorporated.
1994
City Co-operative merges with United under
United’s Charter.
1881
Westfield Co-
operative Savings
Fund and Loan
Association
incorporated.
1981
Westfield merges with
United under United’s
charter, creating a
$114 million bank with
eight offices.
2005
Mutual Holding Company Initial Public
(minority) Offering.  7,672,152 shares at
$10
1882
Springfield Co-
operative Savings
Fund and Loan
Association
incorporated.
2004
Converted to Federal Savings Bank Charter (OTS) and changed name to
United Bank.
Converted to Federal Stock Bank and formed Mutual Holding Company.

5 5
Shares sold in subscription and community offering: TBD
Percent shares sold to ESOP: 7.88%
Anticipated shares to be sold in Syndicated Offering: TBD
Price per share: $10.00
Individual purchase limitation: $2,000,000
In-concert purchase limitation: $4,000,000
Expected annualized dividend at midpoint: $0.20
Insider ownership at midpoint: 2.3%
Listing / Ticker: NASDAQ / UBNK (1)
Syndicated Offering lead manager:
Keefe, Bruyette & Woods
Expected Pricing: TBD
Expected Trading: TBD
(1) For a period of 20 trading days after the completion of the offering, United Financial Bancorp Inc.’s common stock will trade under the symbol “UBNKD.”
Thereafter, United Financial Bancorp, Inc.’s trading symbol will revert to “UBNK.”
Transaction Overview

6 6
Pro Forma Offering Range
Minimum Midpoint Maximum Supermax
Shares Sold in Offering 9,562,500              11,250,000               12,937,500          14,878,125
Shares to be Exchanged 8,201,867                9,649,255                11,096,643         12,761,139
Pro Forma Shares Outstanding 17,764,367              20,899,255                24,034,143         27,639,264
Offering Price per Share $10.00                     $10.00 $10.00 $10.00
Gross Proceeds ($000s) $95,625                  $112,500                 $129,375             $148,781
Pro Forma Tangible Stockholders’ Equity per Share               $12.43                     $11.26            $10.41                    $9.66
Price / Pro Forma Tangible Book 80.45%                     88.81%                96.06%            103.52%
Price / Pro Forma Earnings per Share 33.33x                       35.71x              41.67x                 45.45x
Exchange Ratio 1.04056                     1.22419                1.40782              1.61900
Pro Forma Risk-based Capital / Risk-weighted Assets           20.53%                    21.43%      22.32%               23.35%
Pro Forma Stockholders’ Equity / Assets 19.98%                      21.04%               22.06%               23.21%

United Financial Bancorp, Inc.

South Worthington
Hadley
South Amherst
Northampton
Chester Center
Westhampton
Easthampton
Belchertown
MASSACHUSETTS
Granby
Huntington
Southampton
South Hadley
Russell
Blandford
Ludlow
Chicopee
Wilbraham
West Springfield
Springfield
Feeding Hills
East Longmeadow
Hampden
Granville Center
Southwick
CONNECTICUT
Boston
Lynn
Framingham
Needham
Dedham
Weymouth
Franklin
RHODE ISLAND
Woburn
Randolph
Milford

7 7
An Expanding Franchise
•
13 full-service branches
• 16 ATM locations
• Two new branches opening in
Q1 2008 (blue stars):
•
Agawam
•
East Longmeadow
•
Located at the crossroads of
Western New England
• Intersection of Interstate 91 and the
Mass Turnpike
• 90 minutes from Albany, NY and
Boston, MA
• 30 minutes North of Hartford, CT

United Financial Bancorp, Inc.

United Financial Bancorp, Inc.
NASDAQ Listed (UBNK)

8 8
Keith E. Harvey  Executive Vice President, Operations and Retail Sales
• With United Bank since 1984; 60 years old
• 30 plus years of retail banking experience
Mark A. Roberts  Executive Vice President and Chief Financial Officer
• Joined United Bank in 2006; 44 years old
• Previously served as the Vice President and Controller for The Connecticut Bank and Trust Company in Hartford, Connecticut;
Vice President of Finance at Woronoco Savings Bank for six years
J. Jeffrey Sullivan  Executive Vice President and Chief Lending Officer
• Joined United Bank in 2003; 44 years old
• Previously served as Senior Vice President of Business Development and Commercial Lending at the Bank of Western
Massachusetts
John J. Patterson  Senior Vice President, Risk Management
• Joined United Bank in 1993;  60 years old
• Over 20 years experience in Risk Management and Credit Administration
Experienced Management Team
Richard B. Collins,  CEO
Richard B. Collins  Chairman of the Board, President and Chief Executive Officer
• Named Chairman of the Board in 2007
• Named CEO and joined United Bank Board of Directors in 2002
• Joined United Bank as President in 2001
• Previously served as President and CEO of First Massachusetts Bank, N.A.
• 64 years old

Deposit Market Share-Hampden County

Hampden, MA								
2007 Rank	2006 Rank	Institution (ST)	Type	2007 Number of Branches	2007 Total Deposits in Market ($000)	2007 Total Market Share (%)	2006 Total Deposits in Market ($000)	2006 Total Market Share (%)
1	1	Bank of America Corp. (NC)	Bank	23	1,548,078	20.04	1,585,700	21.07
2	2	Toronto-Dominion Bank	Bank	20	1,179,256	15.26	1,030,081	13.68
3	3	Peoplesbancorp, MHC (MA)	Bank	9	715,207	9.26	723,435	9.61
4	**4**	**United Financial Bancorp (MHC) (MA)**	**Thrift**	**11**	**696,653**	**9.02**	**672,879**	**8.94**
5	5	Westfield Financial Inc. (MA)	Thrift	11	630,844	8.16	636,225	8.45
6	6	Royal Bank of Scotland Group	Bank	17	462,988	5.99	482,389	6.41
7	8	Berkshire Hills Bancorp Inc. (MA)	Bank	9	444,963	5.76	417,353	5.54
8	7	NewAlliance Bancshares Inc. (CT)	Bank	12	369,011	4.78	442,386	5.88
9	10	Chicopee Bancorp Inc. (MA)	Bank	6	357,128	4.62	305,476	4.06
10	9	Hampden Bancorp Inc. (MA)	Bank	7	328,230	4.25	323,332	4.30
11	11	People's United Financial Inc. (CT)	Thrift	4	297,387	3.85	287,164	3.81
12 - 19				21	696,526	9.03	620,829	8.25
		Total For Institutions In Market		**150**	**7,726,271**		**7,527,249**	

Source: FDIC summary of deposits report dated June 30

9

10 10
Deposit Mix
Money Market
23.5%
CDs
48.2%
Savings
8.8%
Transaction
19.5%
Core Deposits 52% of Total
0
50,000
100,000
150,000
200,000
250,000
300,000
350,000
Transaction Money Market Savings CD's
2002Y 2007Q3
533,704
594,748
613,672
653,611
685,686
723,118
450,000
500,000
550,000
600,000
650,000
700,000
750,000
2002Y 2003Y 2004Y 2005Y 2006Y 2007Q2
Total Deposits ($000)
Deposit Mix as of September 30, 2007

11 11
Consistent Deposit Growth
Leveraging our core strengths:
• Personal Banking emphasis
•
Well established, incentive-based cross-sales
•
Low churn rates
• Comprehensive use of technology throughout business model
•
Customer Relationship Management software deployed to maximize client relationships
•
Remote Deposit Capture
•
Online Deposit and Loan applications
•
A decade of emphasis on Online Banking
•
41% of our checking account customers currently use online banking
•
Of those customers, 51% use bill pay
• Aggressively pursue Retail market share
•
New Branch openings in contiguous markets
•
Emphasis on new product introductions

12 12
Strong, Diversified Loan Growth
•
No sub prime or “Alt-A” loans
• Construction loans less than 7% of total
• Diversification of loan portfolio
• Shift towards more bank-like mix and yields
Yield 6.26%
1-4 Family R.E.
41.0%
Multifamily &
Commercial R.E.
24.8%
Construction
6.5%
Commercial
9.4%
Consumer & H.E.
18.4%
Loan Mix as of September 30, 2007
0
50,000
100,000
150,000
200,000
250,000
300,000
350,000
Res RE Comml RE Construction C & I Home Equity Consumer
2002Y 2007Q3
Loan Portfolio Composition
($000)

13 13 Net Loans ($000) 463,383 497,078 569,243 630,558 756,180 808,112 300,000 400,000 500,000 600,000 700,000 800,000 900,000 1,000,000 2002Y 2003Y 2004Y 2005Y 2006Y 2007Q3

14 14
Key Asset Quality Ratios
0.00%
0.10%
0.20%
0.30%
0.40%
0.50%
0.60%
2002Y 2003Y 2004Y 2005Y 2006Y 2007Q3
0.85%
0.90%
0.95%
1.00%
1.05%
1.10%
1.15%
1.20%
1.25%
Non-performing Assets/Total Assets Reserves to Total Loans
•
No sub prime or “Alt A” residential mortgages
• Conservative underwriting
• Strong credit function
• Independent loan review
• Experienced lenders
• Established relationships – “know the borrower”
•Classified loans represent 1.60% of total loans at
9-30-07
0.00%
0.20%
0.40%
0.60%
0.80%
1.00%
2002Y 2003Y 2004Y 2005Y 2006Y 2007Q3
0.00%
0.03%
0.06%
0.09%
0.12%
0.15%
Loans 60 Days or More Delinquent to Total
Loans
Net Charge-offs to Avg Loans

15 15 Total Assets ($000) 623,563 737,424 772,008 906,513 1,009,433 1,063,946 500,000 600,000 700,000 800,000 900,000 1,000,000 1,100,000 1,200,000 2002Y 2003Y 2004Y 2005Y 2006Y 2007Q3

16 16
$0.00
$0.02
$0.04
$0.06
$0.08
$0.10
$0.12
Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07
Earnings per share
2.60%
2.70%
2.80%
2.90%
3.00%
3.10%
3.20%
3.30%
Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07
Net Interest Margin
Operating Results

17 17
Profitability Ratios
0.25%
0.30%
0.35%
0.40%
0.45%
0.50%
0.55%
Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07
Fee Income/Average Assets
65.00%
70.00%
75.00%
80.00%
85.00%
Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07
2.25%
2.37%
2.49%
2.61%
2.73%
2.85%
Efficiency Ratio Non-interest Expense to Avg Assets

18 18
Capital Ratios
12.00%
12.50%
13.00%
13.50%
14.00%
14.50%
15.00%
15.50%
Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3  07
$7.70
$7.80
$7.90
$8.00
$8.10
$8.20
$8.30
$8.40
Equity to Assets
Book Value per Share

19 19
Deploying our Capital
• Consistent Brand and Product Marketing
•
Continue emphasis on core deposits
•
Emphasize Customer Relationship Management
• Franchise Expansion
•
DeNovo branching
•
Strategic acquisitions
• Continued focus on Commercial Lending
•
Addition of three experienced Commercial Lenders and support staff
•
Maintain focus on experienced and conservative underwriting and credit administration
• Expand and diversify sources of non-interest income
•
Grew assets under management by $87M to $165M through organic growth and acquisition
•
Increase consumer and commercial checking accounts
• Continue to employ effective capital management strategies
•
Competitive dividend yield
•
Opportunistic common stock repurchases

United Financial Bancorp, Inc.

2/27/2006
5/23/2006
8/22/2006
11/21/2006
2/26/2007
5/29/2007
8/27/2007

20 20
Effective Capital Management
0.05 0.05
0.05 0.05
0.06 0.06 0.06
0.0200
0.0300
0.0400
0.0500
0.0600
0.0700
0.0800
($)
Pay Date
Cash Dividends Paid
• LTM Dividend Payout Ratio before
holding company waiver = 103.9%
• LTM Dividend Payout Ratio after
waiver = 47.7%
• Current Dividend Yield = 1.91%
Stock Repurchase History
7/24/06: The board approved a plan to repurchase up to 340,000 shares of common stock over a six-month period
8/3/06: UBNK completes the repurchase of 340,000 shares of common stock at an average price o
f $12.82. This repurchase represented approximately 2% of the company’s outstanding common stock, or about 4.2% of the company’s publicly traded shares.
11/17/06: The board approved a repurchase of up to 858,000 shares of the company’s outstandin
g common stock, which represented approximately 5% of the company’s outstanding common stock, or 10.8% of the company’s publicly traded shares.

21 21
Investment Highlights
United Bank
• The largest publicly-traded, independent financial institution headquartered in the greater Springfield area.
• Surpassed $1 billion in total assets in 2006
• Founded in 1881
Strong, Experienced Management Team
• Proven ability to grow our franchise, maintain credit quality and effectively manage capital
Strong Asset Quality
• UBNK has historically experienced low levels of delinquencies, non-performing assets and net charge-offs
Growth
• Added two new branches since 2005; two more under construction and scheduled to open in Q1 2008
• Core deposit generation is a focus
• Added Commercial Lending officers and staff
• Expanded Wealth Management Group through acquisition
Capital Management
• Consistent capital management strategies
• Capital to support organic growth
• Dividend policy
• Share repurchase history
Mergers and Acquisitions
• Capital raised will position company to pursue strategic acquisitions (none presently planned) or indirectly benefit from customer and deposit disintermediation from competitors’ acquisitions. There are more than 150 community banking institutions in Massachusetts and Connecticut with assets less than $500 million.